Filed Pursuant to Rule 424(b)(3)
File No. 333-153862

Grant Park Fund July 2010 Update
August 18, 2010

Supplement dated August 18, 2010 to Prospectus dated April 1, 2010
Class	July ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-1.7%	-7.4%	$59.8M	$1,320.10
B	-1.7%	-7.7%	$596.4M	$1,129.76
Legacy 1	-1.5%	-6.4%	$6.1M	$904.64
Legacy 2	-1.5%	-6.5%	$5.6M	$901.77
Global 1	-2.5%	-6.6%	$8.1M	$893.95
Global 2	-2.5%	-6.8%	$15.2M	$889.19
Global 3	-2.7%	-7.8%	$100.7M	$866.61
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Agriculturals/Softs:  Grains prices generally rose.  Unusually warm temperatures in major U.S. farming regions dampened previous predictions of record-breaking harvests for 2010.  Severe droughts in Eastern Europe increased international demand for U.S. crops and further contributed to the rally in the grains.  In the softs markets, sugar prices rose over 8% as forecasts for future global demand and export delays from Brazil supported prices.

Currencies:  Investors sold the U.S. dollar because of weak economic data including poor consumer sentiment and lower-GDP- growth data.  The results from recent stress tests on the EU financial system resulted in gains in the euro.  Comments from the Bank of Japan citing expanding growth forecasts strengthened the yen over many major counterparts.

Energy:  An unexpected drop in U.S. fuel inventories led to gains in the crude oil markets.  In the natural gas markets, continued warm temperatures and forecasts for elevated hurricane activity for 2010 drove prices nearly 7% higher over June’s closing prices.

Equities:   North American equity markets generally rose last month as key U.S. firms reported stronger-than-expected second-quarter corporate earnings.  European equity markets made strong gains in July, propelled by the positive results from recent stress tests on the EU financial sector.  Asian markets also moved higher, predominantly driven by strength in the natural resources sector.

Fixed Income:  A drop in U.S. investor sentiment resulted in stronger demand for U.S. fixed-income products, thereby moving prices higher.  Also adding to the rally in the debt markets was short-term weakness in the equity markets that occurred early in the month following the release of pessimistic reports concerning U.S. growth forecasts.

Metals:  Precious metals markets predominantly fell in July as renewed recovery hopes for Europe decreased the need for euro-hedging precious metals positions.  Conversely, an improved outlook for the Eurozone bode well for the base metals markets, as investors speculated that an improving global economy would boost industrial demand.  Also supporting the base metals markets was news that U.S. existing home sales decreased by less than originally expected in June.

Sincerely,

David Kavanagh
President

Enclosures

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended July 31, 2010

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$-23,245,068	$-34,913,426
Change In Unrealized Income (Loss)	13,194,131	7,200,938
Brokerage Commission	-460,112	-3,711,531
Exchange, Clearing Fee and NFA Charges	-53,066	-315,076
Other Trading Costs	-567,451	-3,204,132
Change in Accrued Commission	71,841	101,832
Net Trading Income (Loss)	-11,059,725	-34,841,395

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$154,470	$1,245,461
Interest, Other	245,221	1,620,741
U.S. Government Securities Gain (Loss)	0	0
Total Income (Loss)	-10,660,034	-31,975,193

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	3,378	1,384,311
Operating Expenses	168,131	1,188,150
Organization and Offering Expenses	191,666	1,349,723
Brokerage Expenses	4,094,103	29,237,364
Total Expenses	4,457,278	33,159,548

Net Income (Loss)	$-15,117,312	$-65,134,741

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$808,707,540	$831,270,498
Additions	8,415,790	85,511,900
Net Income (Loss)	-15,117,312	-65,134,741
Redemptions	-10,059,510	-59,701,149
Balance at JULY 31, 2010	$791,946,508	$791,946,508

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date ROR – Year to Date
A	$1,320.099	45,313.85376	$59,818,789	-1.66%	-7.37%
B	$1,129.760	527,908.66854	$596,410,080	-1.71%	-7.73%
Legacy 1	$904.643	6,785.81589	$6,138,739	-1.50%	-6.36%
Legacy 2	$901.767	6,180.78993	$5,573,634	-1.52%	-6.51%
Global 1	$893.948	9,067.83603	$8,106,173	-2.51%	-6.57%
Global 2	$889.186	17,146.16261	$15,246,131	-2.53%	-6.75%
Global 3	$866.608	116,145.92222	$100,652,962	-2.67%	-7.77%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership